Hang Feng Technology Innovation Co., Ltd.

August 11, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Valeria Franks
Joel Parker

Re:	Hang Feng Technology Innovation Co., Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed July 25, 2025
File No. 333-287284

Ladies and Gentlemen:

This letter is in response to the letter dated August 7, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Hang Feng Technology Innovation Co., Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comment in this response and numbered it accordingly. An amended registration statement (the “Amendment No.2”) on Form F-1 is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1

Capitalization, page 53

1.	Please revise your as adjusted cash balance to reflect the $3.77 million of net proceeds, or explain how you calculated the $7.59 million amount.

Response: In response to the Staff’s comments, we have revised the as adjusted cash balance to reflect the $3.77 million of net proceeds on page 53 of the Amendment No.2 accordingly.

* * * * * * * * * * * * * * * *

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Joan Wu, Esq. and Sally Yin, Esq. of Hunter Taubman Fischer & Li LLC, at (212) 530-2208 and (212)-202-6380.

Very truly yours,

/s/ XU Zhiheng
Name:	XU Zhiheng
Title:	Chief Executive Officer

cc:	Joan Wu, Esq. Sally Yin, Esq. Hunter Taubman Fischer & Li LLC